

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 29, 2024

Patrick Taylor
Vice President and Manager
Brookfield Capital Finance LLC
250 Vesey Street, 15th Floor
New York, NY 10281-1023

> **Re: Brookfield Capital Finance LLC**
> **Registration Statement on Form F-3**
> **Filed May 22, 2024**
> **File No. 333-279602**

Dear Patrick Taylor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher R. Bornhorst, Esq.